July 24, 2013

Attn: Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Response dated June 10, 2013

Dear Mr. Spirgel:

Time Warner Inc. (the “Company”) acknowledges receipt of the Securities and Exchange Commission Staff’s (the “Staff”) comments given by letter (the “Comment Letter”) dated July 15, 2013, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for a nine business day extension that was granted by Kenya Wright Gumbs of the Staff in a phone conversation on July 22, 2013. The Company will formally respond to the Staff on or before August 9, 2013. The Company greatly appreciates the Staff’s accommodation in this matter.

Please contact either of the undersigned if you have any questions or comments regarding this request.

Sincerely,

/s/ Pascal Desroches	/s/ Doug Horne
Pascal Desroches	Doug Horne
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-6685